                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 4)(1)

                           GREG MANNING AUCTIONS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    563823103
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                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                FEBRUARY 10, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

---------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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         1            NAME OF REPORTING PERSONS

                      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     AFINSA BIENES TANGIBLES S.A.
                                     (No S.S. or I.R.S. Identification No.)

         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                         (b) / /

         3            SEC USE ONLY

         4            SOURCE OF FUNDS*

                                     WC, SC

         5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e)                          / /

         6            CITIZENSHIP OR PLACE OF ORGANIZATION

                                     SPAIN

  NUMBER OF SHARES              7            SOLE VOTING POWER
                                                      1,117,624
 BENEFICIALLY OWNED

         BY                     8            SHARED VOTING POWER
                                                      -0-
   EACH REPORTING

                                9            SOLE DISPOSITIVE POWER
                                                      1,117,624
    PERSON WITH

                               10            SHARED DISPOSITIVE POWER
                                                      -0-

         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON


                                     1,117,624

         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                        / /


         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.5%

         14           TYPE OF REPORTING PERSON*

                                     CO


                      SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 563823103                  13D                    Page 3 of 5
-------------------                                         --------------------

         This amendment amends a statement on Schedule 13D relating to Shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer") filed with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, and Amendment No. 3, filed with the Commission on February 16, 1999 (the "Schedule 13D"). This amendment reports the purchase of 475,624 Shares of Common Stock of the Issuer ("Shares") by AFINSA Bienes Tangibles S.A., a corporation organized under the laws of Spain ("AFINSA").

         Unless otherwise indicated, the information set forth in Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The source of funds used in making the additional purchase of 475,624 Shares for a purchase price of $5,000,000 was as follows: (a) $250,000 from working capital of AFINSA and (b) $4,750,000 in the form of a promissory note from AFINSA to the Issuer. The promissory note is to be repaid in five installments, with the final installment payable on November 10, 1999. AFINSA intends to fund each installment from its working capital.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) As of February 10, 1999, the aggregate number of Shares beneficially owned by AFINSA is 1,117,624, representing approximately 17.5% of the total number of Shares outstanding, based on 5,912,497 Shares represented by the Issuer as outstanding in its Quarterly Report on Form 10-QSB for the period ended December 31, 1998, plus 475,624 Shares issued by the Issuer in connection with the transaction reported hereby.

         (b) AFINSA has sole power to vote or direct the vote and to dispose or direct the disposition of the Shares of the Issuer that are the subject of this
Schedule 13D.

         (c) AFINSA purchased 475,624 restricted Shares in a private offering made by the Issuer to AFINSA, pursuant to an Investment Agreement dated February 10, 1999, between AFINSA and the Issuer. The purchase price of the Shares was $10.51 per Share and the aggregate purchase price was $5,000,000, to be paid by AFINSA as follows: (x) $250,000 was paid at the closing in cash and (y) $4,750,000 was delivered in the form of a promissory note to be paid in full by November 10, 1999. In connection with the transaction, the Issuer also issued to AFINSA 126,833 warrants, which are not exercisable in the next sixty days.

         Information concerning transactions in respect of Shares effected by AFINSA since the most recent filing of Schedule 13D is set forth in Schedule B hereto.

         (d) Not applicable.

         (e) Not applicable.


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CUSIP No. 563823103                  13D                    Page 4 of 5
-------------------                                         --------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 22, 1999

                                             AFINSA BIENES TANGIBLES S.A.

                                             By: /s/ Albertino de Figueiredo
                                                ----------------------------
                                                 President and Chairman

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CUSIP No. 563823103                  13D                    Page 5 of 5
-------------------                                         --------------------

                                   SCHEDULE B

           TRANSACTIONS IN COMMON STOCK FROM 10/30/98 THROUGH 2/22/99

   Date                 Quantity           Price                Transaction Type
   ----                 --------           -----                ----------------

  2/10/99               475,624            10.51                Private offering

The purchase of Shares in the Issuer's private offering was effected by AFINSA.